

Mailstop 4628

April 5, 2016

<u>Via E-mail</u>
Richard K. Templeton
Chairman of the Board, President
     and Chief Executive Officer
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, Texas 75243

    Re: Texas Instruments Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 24, 2016
              File No. 1-03761

Dear Mr. Templeton:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of publicly available information indicating that you may have, or may have had, a significant relationship with ZTE Corporation and that you have sold items to ZTE Corporation, and that ZTE Corporation has re-exported items of U.S. origin to countries including Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including any involving ZTE Corporation. You should describe any products, components, services or technology you have provided into Sudan and Syria, directly or

indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. Information recently published by the Commerce Department and reported by various news organizations indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your relationship with ZTE Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance